SUBMISSION VIA EDGAR

March 25, 2025

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller and Jason Drory

Re: Responses to the Securities and Exchange Commission

        Staff Comments dated March 7, 2025 regarding

        Flora Growth Corp.

        Registration Statement on Form S-3

        Filed February 24, 2025

        File No. 333-285170

Dear Ladies and Gentlemen:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the March 7, 2025 letter regarding the above-referenced Registration Statement on Form S-3 (the "Registration Statement") of Flora Growth Corp. (the "Company", "we," "our," or "us") filed on February 24, 2025. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneous with the transmission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-3 (the "Form S-3/A") responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in the Form S-3/A. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form S-3/A.

Our responses are as follows:

Registration Statement on Form S-3 Filed February 24, 2025

Cover Page

Staff Comment No. 1.

Please disclose how many shares of common stock underlying the SARs have vested as of a recent practicable date and how many shares may vest in the future.

March 25, 2025

Company's Response:

In response to the Staff's comment, we have added disclosure to the cover page of the Prospectus to disclose that as of March 20, 2025, 437,500 shares of common stock underlying the SARs have vested and that 2,138,645 shares may vest in the future.

Stock Appreciation Rights, page 11

Staff Comment No. 2.

We note your disclosure on page 13 that the December 2024 Stock Appreciation Rights were granted pursuant to the Company's 2022 Incentive Compensation Plan. Please revise your disclosure to clarify whether the December 2023 Stock Appreciation Rights and the August 2024 Stock Appreciation Rights were also granted pursuant to the Company's 2022 Incentive Compensation Plan.

Company's Response:

In response to the Staff's comment, we have added disclosure on pages 10-12 to clarify that the December 2023 Stock Appreciation Rights and the August 2024 Stock Appreciation Rights were granted outside of the Company's 2022 Incentive Compensation Plan.

General

Staff Comment No. 3.

We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended December 31, 2024 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division's Financial Reporting Manual.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 18 to incorporate by reference our annual report for the fiscal year ended December 31, 2024.

*****

March 25, 2025

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 835-1703, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely, Flora Growth Corp.

/s/ Dany Vaiman
Dany Vaiman Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP